UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2021

GROUNDFLOOR YIELD LLC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11411

Georgia	46-3414189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

600 Peachtree Street NE, Suite 810 Atlanta, GA (Address of principal executive offices)	30308 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

Promissory Notes
(Title of each class of securities issued pursuant to Regulation A)

 Summary Financial Information

The following information updates and replaces the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” beginning on page 24 of the Offering Circular on Form 1-A dated April 29,2021 and qualified on May 14, 2021.

The unaudited condensed statements of operations data set forth below with respect to the six months ended June 30, 2021 and June 30, 2020 are derived from, and are qualified by reference to, the unaudited condensed consolidated financial statements included in this Offering Circular and should be read in conjunction with those unaudited condensed consolidated financial statements and notes thereto.

	Unaudited
	Six Months Ended	From Inception, April 10, 2020, to
	June 30,	June 30,
	2021	2020
Loan servicing revenue	$-	$-
Net interest income:
Interest income	4,119	-
Interest expense	(4,119)	-
Net interest income	-	-
Net revenue	-	-
Cost of revenue	-	-
Gross profit	-	-
Operating expenses:
General and administrative	-	100
Total operating expenses	-	100
Loss from operations	-	(100)
Net Loss	$-	$(100)

Our consolidated financial statements for the year ended December 31, 2020 include a going concern note from our auditors. Since Groundfloor’s inception, Groundfloor has financed its operations through debt and equity financings. Groundfloor intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” in the Offering Circular on Form 1-A dated April 29,2021 and qualified on May 14, 2021.

MANAGEMENT DISCUSSION AND ANALYSIS

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the section entitled “Description of the Company’s Business” elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

Groundfloor Finance, Inc. (“Groundfloor”) maintains and operates the Groundfloor Platform for use by Groundfloor and its subsidiaries, including Groundfloor Yield LLC, to provide real estate development investment opportunities to the public. Proceeds from the notes contemplated in this offering will be used to fund loans originated by the Company, and for general corporate purposes of the Company, including the cost of this offering, but these notes are not dependent upon any particular loan originated by the Company or Groundfloor and remain at all times the general obligations of the Company. Funds from the notes contemplated in this offering may be added to funds from Groundfloor’s direct lending account and funds from institutional and individual investors to collectively fund the loans. Funds may either be added to our investment in each transaction as replacement capital or used to increase our investment in a particular loan. Final decisions on use of proceeds allocations will be made by Groundfloor management.

Results of Operations

Six Months Ended June 30, 2021 and 2020

	Unaudited
	Six Months Ended	From Inception, April 10, 2020, to
	June 30, 2021	June 30, 2020
	2021	2020
Loan servicing revenue	$-	$-
Net interest income:
Interest income	4,119	-
Interest expense	(4,119)	-
Net interest income	-	-
Net revenue	-	-
Cost of revenue	-	-
Gross profit	-	-
Operating expenses:
General and administrative	-	100
Total operating expenses	-	100
Loss from operations	-	(100)
Net Loss	$-	$(100)

Net Revenue

Net revenue for the six months ended June 30, 2021 and 2020 was $0 and $0, respectively. The Company incurred interest income of $4,119 offset by interest expense of $4,119.

Gross Profit

Gross profit for the six months ended June 30, 2021 and 2020 was $0 and $0 respectively.

General and Administrative Expense

General and administrative expense for the six months ended June 30, 2021 and 2020 were $0 and $100, respectively. General and administrative expenses consists primarily of costs incurred in set-up the Company.

Net Income

The Company did not generate any net income during the six months ended June 30, 2021 and incurred a net loss of $100 during the six months ended June 30, 2020.

Liquidity and Capital Resources

The consolidated financial statements included in this Offering Circular have been prepared assuming that the Company will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

The Company has retained earnings as of June 30, 2021 and December 31, 2020, of $0. Since our inception, the Company has financed its operations through debt and equity financing from various sources. The Company is dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the six months ended June 30, 2021	For the six months ended June 30, 2020
Operating activities	$(1,517,463)	$(100)
Investing activities	-	-
Financing activities	1,517,463	100
Net increase (decrease) in cash	$-	$-

Net cash provided used in operating activities for the six months ended June 30, 2021 and 2020 was $1.5 million and $100, respectively. Net cash used in operating activities includes costs incurred in servicing loans to developers.

Net cash provided by investing activities for the six months ended June 30, 2021 and 2020 was $0 and $0, respectively.

Net cash provided by financing activities for the six months ended June 30, 2021 and 2020 was $1.5 million and $100, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of promissory notes to investors through the Stairs Platform offset by repayments of promissory notes to investors.

GROUNDFLOOR YIELD, LLC

Condensed Financial Statements

June 30, 2021 and 2020

Groundfloor Yield, LLC

Table of Contents

June 30, 2021

GROUNDFLOOR YIELD, LLC

Condensed Balance Sheet

	Unaudited	Audited
	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash	$-	$-
Due from Parent	1,698,441	-
Total current assets	1,698,441	-
Total assets	$1,698,441	$-
Liabilities and Member’s Equity
Current liabilities:
Due to FBO Investor	$180,575	$-
Accrued interest on Stairs Notes	402	-
Stairs Notes	1,517,463	-
Total current liabilities	1,698,441	-
Total liabilities	1,698,441	-

Member’s equity:		-
Member’s capital	100	100
Member’s contribution receivable	(100)	(100)
Retained earnings	-	-
Total member’s equity	-	-
Total liabilities and member’s equity	$1,698,441	$-

See accompanying notes to condensed financial statements

GROUNDFLOOR YIELD, LLC

Condensed Statement of Operations

	Unaudited
	Six Months Ended	From Inception, April 10, 2020, to
	June 30,	June 30,
	2021	2020
Loan servicing revenue	$-	$-
Net interest income:
Interest income	4,119	-
Interest expense	(4,119)	-
Net interest income	-	-
Net revenue	-	-
Cost of revenue	-	-
Gross profit	-	-
Operating expenses:
General and administrative	-	100
Total operating expenses	-	100
Loss from operations	-	(100)
Net Loss	$-	$(100)

See accompanying notes to condensed financial statements

GROUNDFLOOR YIELD, LLC

Condensed Statements of Member’s Equity

	Member’s	Net	Total
	Contribution	Loss	Member’s Equity
Balance as of April 10, 2020 (Inception)	$-	$-	$-
Member contributions	100	-	100
Net loss	-	(100)	(100)
Member’s equity as of December 31, 2020 (audited)	$100	$(100)	$-
Net income (loss)	-	-	-
Member’s equity as of June 30, 2021 (unaudited)	$100	$(100)	$-

See accompanying notes to condensed financial statements

GROUNDFLOOR YIELD, LLC

Condensed Statements of Cash Flows

	Unaudited
	Six Months Ended	From inception, April 10, 2020, to
	June 30,	June 30,
	2021	2020
Cash flows from operating activities
Net income	$-	$(100)
Adjustments to reconcile net income to net cash provided by operating activities:
Changes in operating assets and liabilities:
Due from Parent	(1,698,441)	-
Due to FBO Investor	180,575	-
Accrued interest on Stairs Notes	402	-
Net cash used in operating activities	(1,517,463)	(100)
Cash flows from investing activities
Investment in developer loans	-	-
Repayments of development loans	-	-
Net cash provided by (used in) investing activities	-	-
Cash flows from financing activities
Proceeds from Stairs Notes	8,433,211
Repayments of Stairs Notes	(6,915,748)
Member’s contribution	-	100
Net cash provided by financing activities	1,517,463	100
Net (decrease) increase in cash	-	-
Cash as of beginning of the period	-	-
Cash as of end of the period	$-	$-

See accompanying notes to condensed financial statements

GROUNDFLOOR YIELD, LLC

Notes to the Condensed Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Liquidity

Our financial statements include Groundfloor Yield LLC (the “Company”), a Georgia limited liability company formed on April 10, 2020. It is a wholly-owned subsidiary of Groundfloor Finance Inc. (“Groundfloor”), a Georgia Corporation.

Description of Business

Groundfloor has developed an online investment platform designed to crowdsource financing for real estate development projects (the “Projects”), which the Company utilizes to provide investment opportunities to investors. With this online investment platform (the “Platform”), public investors (the “Investors”) are able to choose between multiple real estate development investment opportunities, and real estate developers (the “Developers”) of the Projects are able to obtain financing. Groundfloor’s financing model replaces traditional sources of financing for Projects with the aggregation of capital from small investors using the internet. Groundfloor believes this method of financing real estate has many advantages including reduced project origination and financing costs, lower interest rates for real estate development financing, and attractive returns for investors. Groundfloor will identify which loans it seeks to originate and will sell limited recourse obligations (“LROs”) which correspond to those loans. Groundfloor’s primary business is the sale of LROs and the origination of loans which correspond to those LROs, as well as the servicing of said loans.

Notes will be offered on the Platform through a smartphone application (the “Mobile App”), which is owned and operated by the Company, a facsimile of which also exists on the Platform. Funds from the sale of these notes are invested into loans and other products at the discretion of the Company, and the proceeds thereof will be used primarily to fund the acquisition of loans originated by Groundfloor and its subsidiaries to continually expand and replenish the portfolio of loans owned by the Company. These notes will be secured by a first-priority security interest in the assets of the Company, which consists principally of the portfolio of real estate loans originated by Groundfloor and its subsidiaries and subsequently acquired and held by the Company.

Basis of Presentation and Liquidity

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company. The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has not earned any revenue since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations. There is substantial doubt that the Company will continue as a going concern for at least one year following the date these financial statements were issued without additional financing.

Management intends to fund operations by capital obtained from Groundfloor. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company or Groundfloor.

The financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the financial statements. In addition, the financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

GROUNDFLOOR YIELD, LLC

Notes to the Condensed Financial Statements

Use of Estimates

The preparation of financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company has no cash or cash equivalents as of June 30, 2021 and December 31, 2020. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

Member’s Deficit

Groundfloor (“Member”) is the sole member of the Company. Groundfloor contributed cash of $100 to the Company but has no further obligations to make any further capital contributions to the Company.

The business of the Company shall be managed by a manager who shall be appointed from time to time by the Member. The initial manager of the Company is Groundfloor. Liability to the Company by the manager is limited to those items provided for in the Georgia Limited Liability Company Act.

Income Taxes

Under current United States (“U.S.”) income tax laws, the taxable income or loss of a limited liability company is reported in the income tax returns of the members. Accordingly, no provision for U.S. federal or state income taxes is reflected in the accompanying financial statements.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the Financial Statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Related Party Transactions

The Company intends to finance its operations through funds received from Groundfloor. During the period from April 10, 2020 (Inception) through December 31, 2020, Groundfloor paid $100 to register the Company with the State of Georgia, which was recorded as general and administrative expenses in the Company’s statement of operations.

GROUNDFLOOR YIELD, LLC

Notes to the Condensed Financial Statements

NOTE 2:	STAIRS NOTES

The Company entered into various secured promissory notes, (the “Stairs Notes”), with Investors during the six months ended June 30, 2021. The Stairs Notes are used for the purpose of the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. The Stairs Notes are issued and secured by the assets of Groundfloor Yield LLC, a wholly owned subsidiary of Groundfloor Finance, Inc. As collateral security for Stairs Notes, the Company granted first priority security interest in all the loan assets of its wholly owned subsidiary, Groundfloor Yield LLC, subject to certain exceptions.

During the six months ended June 30, 2021, there were various notes entered into, each with a stated interest rate of 4% and term of 5 days. The principal sum of $1,517,463and $0 remained outstanding as of June 30, 2021 and December 31, 2020, respectively.

NOTE 3:	SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 27, 2021, the date the financial statements were available to be issued, and determined that, there were no events which have occurred, that would require adjustment to or disclosure in these financial statements.

PART III – EXHIBITS

Index to Exhibits

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
2.1	Groundfloor Yield LLC Articles of Organization		DOS/A	367-00241	Exhibit 2.1	August 21, 2020
2.2	Groundfloor Yield LLC Limited Liability Company Operating Agreement		DOS/A	367-00241	Exhibit 2.2	August 21, 2020
3.1	Form of Promissory Note		1-A/A	024-11411	Exhibit 3.1	April 29, 2021
4.1	Form of Promissory Note Purchase Agreement		1-A/A	024-11411	Exhibit 4.1	April 29, 2021
11.1	Form of Consent of Cherry Bekaert LLP		1-A/A	024-11411	Exhibit 11.1	April 29, 2021
12.1	Opinion of Robbins Ross Alloy Belinfante Littlefield LLC		1-A/A	024-11411	Exhibit 12.1	April 29, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 30, 2021.

GROUNDFLOOR YIELD LLC

By: Groundfloor Finance, Inc., its sole member

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary, and Acting Chief Financial Officer

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

Name and Signature	Title	Date

/s/ Brian Dally	President, Chief Executive Officer of Groundfloor Finance Inc.	August 30, 2021
Brian Dally	(Principal Executive Officer)

/s/ Nick Bhargava	Executive Vice President, Secretary, and Acting Chief Financial Officer of Groundfloor Finance Inc.	August 30, 2021
Nick Bhargava	Principal Financial Officer and Principal Accounting Officer)

*
Lucas Timberlake	Director	August 30, 2021

*
Bruce Boehm	Director	August 30, 2021

*
Michael Olander Jr.	Director	August 30, 2021

*
Richard Tuley Jr.	Director	August 30, 2021

* By:	/s/ Nick Bhargava
Attorney-in-fact